SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT HOME posts record-breaking growth in Q1”.

Exhibit 1

May 17, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT HOME posts record-breaking growth in Q1”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 17, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT HOME posts record-breaking growth in Q1”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

(02) 816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,759 As of April 30, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
	Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. May 17, 2017

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT HOME posts record-breaking growth in Q1”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 17, 2017

Exhibit 1

Press Release

PLDT HOME posts record-breaking growth in Q1

MANILA, Philippines, May 17, 2017 – PLDT HOME, the consumer group of leading telco and digital services provider PLDT, has maintained double-digit growth in its revenues in the first quarter of the year as it posted a record-breaking 32% increase in net gain in its subscribers during the quarter compared to the same period last year amid aggressive fiber rollout and affordable broadband plans.

PLDT HOME registered a 10% year-on-year growth in its subscriber base with net adds of 340,000 subscribers during the first quarter, while revenues from both voice and data increased significantly at 6% and 16%, respectively.

PLDT Chairman and CEO Manuel V. Pangilinan said that highest growth was seen in PLDT HOME’s data services as the company pushes stronger and world-class internet connection so that more Filipinos can enjoy the digital lifestyle.

PLDT has been aggressively expanding the reach of its fiber-powered fixed line network to bring as fast as 1 gigabit per second (Gbps) internet speed in Filipino homes. As of end-March, PLDT’s fiber-to-the-home (FTTH) service has passed three million homes, on track to reach 4.4 million homes by yearend.

“We envision to transform Filipino homes into Smart Homes by next year as we blanket the whole country with our fiber-fast connectivity and best-in-class digital services in entertainment, gaming, security, and learning at home,” PLDT Chief Revenue Officer Ernesto R. Alberto said.

PLDT has been transforming entire cities into a Fibr-powered PLDT SmartCity with ultra-fast internet, starting with Toledo City in Cebu and followed by General Santos City in Mindanao and Naga City in Bicol.

PLDT FVP and HOME Business Head Oscar Enrico Reyes, Jr. said that with PLDT Fibr, subscribers can experience equal upload and download speeds of up to 1 Gbps, and gain unique access to compelling entertainment and gaming content from partners and renowned providers like CignalTV, iflix, Netflix, Fox+, and iWant TV, among others, at subscription fees of as low as P1,899 per month.

Families will also enjoy added peace of mind with home security devices such as the home monitoring system Fam Cam, the cyber security platform Fam Zone and the multi-functional kiddie gadget Smart Watch with minimal additional monthly fees.

Aside from FTTH, PLDT has also started to deploy hybrid fiber technologies such as Huawei Technologies’ G.fast which can boost data speeds up to 600-700 Mbps over existing copper lines.

The PLDT group has invested over P300 billion or $6 billion over the last 10 years in building its integrated fixed and wireless network, which includes the country’s most extensive fiber transmission and distribution infrastructure which now has 150,000 kilometers of fiber optic cables that support the growing data traffic of its fixed line and mobile networks.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 17, 2017